FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  16 March 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)Name of company

International Power Plc


2)Name of shareholder having a major interest

Merrill Lynch Investment Managers Ltd

ML Invest Holdings Limited

ML Invest Inc

Merrill Lynch Group Inc

Merrill Lynch & Co., Inc


3)The Company has today been notified that on 13 March 2006

Merrill Lynch Investment Managers Ltd,

ML Invest Holdings Limited,

ML Invest Inc,

Merrill Lynch Group Inc

Merrill Lynch & Co., Inc

have ceased to have a notifiable interest in the shares of the Company


4)Name of contact and telephone number for queries

Aarti Singhal - Investor Relations - + 44(0) 20 7320 8600


5) Name and signature of authorised company official responsible for making this notification

Stephen Ramsay

Company Secretary, International Power plc

Date of notification: 16 March 2006





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary